Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On April 21, 2008, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

 400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE ANNOUNCES RECORD FINANCIAL RESULTS FOR FIRST QUARTER

Pre-tax profits increase 74%, revenues up 34%;

Ninth consecutive quarter of double-digit gains

CHICAGO, April 21, 2008 – The Chicago Board Options Exchange (CBOE) today reported record revenues and   earnings for the three-month period ending March 31, 2008. This marked the ninth consecutive quarter of year-over-year, double-digit gains for CBOE, which celebrates its 35th anniversary this month.

Pre-tax profits totaled $52.8 million for the first quarter, a 74-percent increase over $30.3 million for the same period a year ago. Net income for the first quarter was $30.6 million compared to $17.6 million for first-quarter 2007, also up 74 percent.

Record quarterly revenues totaled $104.3 million on volume of 282.5 million contracts versus revenues of $77.8 million on volume of 205.6 million contracts during first-quarter 2007, a 34-percent revenue increase.  Higher trading volume during the quarter translated into a 40-percent increase in revenues from transaction fees.  Average daily volume for the first three months of 2008 totaled just more than 4.6 million contracts as compared to nearly 3.4 million contracts a year ago, a 37-percent increase.

“CBOE continues to demonstrate strong profitability by keeping tight control on expenses, by generating new business through product innovation, particularly in our new CBOE Volatility products, and by leveraging our multi-asset trading platform.  CFE and CBSX, which both trade on CBOEdirect, continue to grow steadily each quarter,” said CBOE Chairman and CEO William J. Brodsky.

	Quarter Ended		Q-1 ‘08 v. Q-1 ‘07
(In thousands)	3/31/08	3/31/07	% Change
Total Revenues	$104,315	$77,844	+34%
Operating Expenses	$51,559	$47,557	+8%
Income Before Taxes	$52,756	$30,287	+74%
Net Income	$30,608	$17,565	+74%

First-quarter expenses rose eight percent to $51.6 million compared to $47.6 million one year ago.  This increase primarily reflects the net impact of higher employee expenses, royalty fees for licensed products and other expenses, which were offset partially by a favorable variance in facilities costs. CBOE’s operating margin for the three-month period increased to 50.6 percent compared with 38.9 percent for the same period one year ago, underscoring CBOE’s ability to operate effectively while maintaining control over expenses.

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Page 2 of 3/  CBOE 2008 First Quarter Financial Results

Working capital (current assets minus current liabilities) increased by $29.0 million to $202.9 million during the first quarter, while cash and investments totaled $243.4 million, up $62.0 million from December 31, 2007. These increases are attributable to higher revenues and pre-paid transaction fees, net of cash expenses and capital expenditures.

A more detailed report is available at IC08-66 and on http://www.cboe.org/Legal/crclInfo.aspx.

During the first quarter of 2008, CBOE made the following announcements:

•                  January 2008 was the busiest month ever in CBOE’s 35-year history, with 110.8 million contracts traded (averaging just less than 5.3 million contracts per day). This record volume surpassed the next-busiest month, August 2007, when 105.5 million contracts changed hands.  Equity options volume during January 2008 set a new record of 55 million contracts (up 47 percent over January 2008), eclipsing the previous high for CBOE equity options of 51.8 million in October 2007.

•                  February and March 2008 volume rose 24.8 percent and 12.0 percent, respectively, over the same months a year earlier.

•                  On March 5, 2008, the CBOE Stock Exchange (CBSX) celebrated its first anniversary. Originally launched with five stocks and Exchange Traded Funds (ETFs), during its first 12 months CBSX added more than 3,100 securities to its product offerings.  By the end of December 2007, CBSX total volume had topped more than one billion shares traded.  On January 8, 2008, Lime Brokerage, a company whose customers include professional traders, hedge funds, asset managers, and other broker-dealers, acquired a minority interest in the CBOE Stock Exchange.  More information about CBSX is available at www.cbsx.com.

•                  On Monday, March 31, CBOE began disseminating CBOE Volatility Index (VIX) Term Structure data.  Analogous to calculating an implied volatility for S&P 500 Index (SPX) options by expiration, the VIX Term Structure is created by using the VIX methodology to calculate an index level for each SPX expiration currently traded. This new data service provides useful comparisons between SPX options prices and the prices of options and futures based on the VIX Index. The information is disseminated through CBOE’s website, with the data set updated daily after the close of trading.

•                  During the quarter, 22 CBOE seats were traded, the high being $3,125,000 on January 2, 2008.

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC). For additional information about the CBOE and its products, visit the CBOE website at: www.cboe.com.

Press contacts:		Investor Relations contact:
Gail Osten	Gary Compton	Debbie Koopman
(312) 786-7123	(312) 786-7612	(312) 786-7136
osten@cboe.com	comptong@cboe.com	koopman@cboe.com

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Page 3 of 3/ CBOE 2008 First Quarter Earnings

CBOE®, Chicago Board Options Exchange®, CBSX®, CBOE Stock Exchange®, CFE®, CBOEdirect®, Hybrid®, CBOE Volatility

Index®, and VIX® are registered trademarks, and CBOE Futures ExchangeSM and SPXSM are servicemarks of Chicago Board Options Exchange, Incorporated.  Standard & Poor’s®, S&P®, S&P 100®, S&P 500®, Standard and Poor’s Depositary Receipts®, and SPDR® are registered trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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